UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

      [x]   Merger

      [ ]   Liquidation

      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: The Willamette Funds

3.    Securities and Exchange Commission File No.: 811-10275

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?


      [ ] Initial Application     [X] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

            220 N.W. 2nd Avenue, Suite 950
            Portland, Oregon 97209


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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Keith T. Robinson
            Dechert LLP
            1775 I Street N.W.
            Washington, D.C.  20006
            Tel: 202.261.3386

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            Willamette Asset Managers, Inc.
            220 N.W. 2nd Avenue, Suite 950
            Portland, Oregon 97209
            Attn:  James T. Smith
            (503) 224-0858

8.    Classification of fund (check only one):

      [x]   Management company

      [ ]   United investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [x] Open-end      [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

(Adviser)                                   (Sub-Adviser to the Value Fund and
                                            Small Cap Growth Fund)
Willamette Asset Managers, Inc.             Bank of New York
220 N.W. 2nd Ave., Suite 950                One Wall Street
Portland, Oregon  97209                     New York, New York 10286

(Sub-Adviser to the Technology Fund)        (Sub-Adviser to the Global Health
                                            Sciences Fund)
U.S. Bancorp Asset Management, Inc.         Credit Suisse Asset Management, LLC
800 Nicollet Mall                           466 Lexington Avenue
Minneapolis, Minnesota 55402                New York, New York 10017


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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      BISYS Fund Services Limited Partnership
      3435 Stelzer Road
      Columbus, Ohio  43219

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositors' name(s) and address(es):

            Not Applicable.

      (b)   Trustee's name(s) and address(es):

            Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes     [x] No

      If Yes, for each UIT state:

            Name(s):

            File No.: 811-_____

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [x] Yes     [ ] No

      If Yes, state the date on which the board vote took place:

            June 10, 2003

      If No, explain:


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(b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [ ] Yes     [x] No

      If Yes, state the date on which the shareholder vote took place:

      If No, explain:

      The series (the "Acquired Funds") of The Willamette Funds (the "Trust") were reorganized as series of another investment company via "shell reorganizations," pursuant to which the Acquired Funds will continue investment operations as series of the acquiring registrant (the "Acquiring Funds"). Neither the Trust's organizational documents, applicable law, nor Rule 17a-8 under the Investment Company Act of 1940 required fund shareholder approval of these reorganizations. However, because the transactions had the effect of changing the investment adviser of the Acquired Funds, the Trust's Board of Trustees approved the reorganization of each series of the Acquired Funds contingent upon receipt of shareholder approval of the Acquired Funds of the investment advisory agreement between the Acquiring Funds and the successor investment adviser. Shareholder approval was obtained at a meeting of each Acquired Fund's shareholders held on August 29, 2003, and the reorganizations were completed on September 19, 2003.

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [x] Yes     [ ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            September 19, 2003

      (b)   Were the distributions made on the basis of net assets?

      [x] Yes     [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

      [x] Yes     [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

      Were any distributions to shareholders made in kind?

      [ ] Yes     [ ] No

      If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:


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17.   Closed-end funds only:

            Not Applicable.

      Has the fund issued senior securities?

      [ ] Yes     [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [x] Yes     [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      None

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ] Yes     [x] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      [ ] Yes     [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

      [ ] Yes     [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


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      [ ] Yes     [x] No

      If yes,

      (a)   Describe the type and amount of each debt or other liability:

                  Administration and transfer fees        $
                  Legal fees                              $
                  Auditing fees                           $
                  State filing fees                       $
                  Federal excise tax                      $

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                                   $21,000

            (ii)  Accounting expenses:                              $0

            (iii) Other expenses
                    (list and identify separately):                 $88,000

                  Proxy printing, filing and mailing:    $25,000
                  Transfer Agency:                       $63,000

            (iv)  Total expenses (sum of
                    lines (i) - (iii) above):                       $109,000


      (b)   How were those expenses allocated?

            See Item 22(c) below. Expenses borne by Acquired or Acquiring Funds, as applicable, were allocated over the fund complex by asset percentage of each fund.

      (c)   Who paid those expenses?


            Integrity Money Management, Inc. ("Integrity Management") or its affiliates paid for the expenses associated with the preparation, printing, and mailing of the proxy card, the proxy statement, and other expenses related to the shareholders' meeting. Other expenses were paid by the Acquired or Acquiring Funds, as applicable.

            Integrity Management serves as the investment adviser to the Acquiring Funds.


      (d)   How did the fund pay for unamortized expenses (if any)?

            Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ] Yes     [x] No


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      If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes     [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes     [x] No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            The Integrity Funds

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-7322

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Form:             DEF14A
            File No:          811.10275
            Filing Date:      July 1, 2003

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of The Willamette Funds, (ii) he is the Treasurer of The Willamette Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                                     /s/ James T. Smith
                                                     ---------------------------
                                                     James T. Smith
                                                     Treasurer


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